Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

October 26, 2011

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Ms. Sonia Barros, Esq.

Re:	American Realty Capital Properties, Inc.
Amendment No. 1 to Registration Statement on Form S-11
Filed October 24, 2011
File No. 333-176952

Dear Ms. Barros:

On behalf of our client, American Realty Capital Properties, Inc. (the “Company”), we are submitting this letter in response to the written comment of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter, dated October 25, 2011 (the “Comment Letter”), with respect to Amendment No. 1 to the Registration Statement on Form S-11 filed by the Company with the Commission on October 24, 2011 (No. 333-176952) (the “Registration Statement”).

The Staff’s comment calls for explanation of, and supplemental information as to, certain disclosure provided in the Registration Statement.  A response to the comment has been provided by the Company to us and is set forth in this letter and in Amendment No. 2 to the Registration Statement (“Amendment No. 2”).  Amendment No. 2 has been filed by the Company today.

The Company’s response is set forth below, with the heading and numbered item of this letter corresponding to the heading and numbered item contained in the Comment Letter.  For the convenience of the Staff, the comment from the Comment Letter is restated in bold italics prior to the Company’s response.

Developments Since Our IPO, page 4

Repayment of Unsecured Indebtedness, page 4

1.
We note your response to comments 3 and 4 in our comment letter dated October 18, 2011. Please revise your disclosure to clarify that because the $30.6 million of indebtedness represents the repayment of affiliated note programs, the proceeds were used to repay prior investors. Please make a corresponding change to the risk factor entitled, “We used some of the proceeds from our IPO to repay indebtedness . . . ,” which appears on page 44.

We advise the Staff that the prospectus has been revised to clarify that the referenced repayment of $30.6 million of indebtedness was to “prior investors that were holders of such indebtedness pursuant to an affiliated note program.”

We thank you for your prompt attention to this letter responding to the Comment Letter and look forward to hearing from you at your earliest convenience.  Please direct any questions concerning this response to the undersigned at (212) 969-3445 or (212) 969-3735.

Yours truly,

/s/ Peter M. Fass
Peter M. Fass, Esq.

/s/ Steven L. Lichtenfeld
Steven L. Lichtenfeld, Esq.